UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2019 and 2018, and
for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Intel 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.

San Jose, California
June 11, 2020

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2019	2018

Value of interest in Master Trust	$—	$5,559,948,419
Investments, at fair value	14,354,951,682	5,698,490,966

Receivables:
Notes receivable from participants	94,368,258	87,248,450
Participant contributions	10,756,226	9,930,960
Employer discretionary contributions	323,807,299	312,914,003
Interest and dividends	—	768
Due from brokers for securities sold	—	20,549
Total receivables	428,931,783	410,114,730
Net assets available for benefits	$14,783,883,465	$11,668,554,115
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions to (deductions from) net assets attributed to:
Participant contributions	$805,867,796
Employer discretionary contributions	323,881,549
Net realized and unrealized appreciation in fair value of investments	2,457,780,646
Interest and dividend income	112,634,662
Benefits paid to participants and participant withdrawals	(582,437,051)
Administrative expenses	(163,591)
Net increase before transfer out to other plan	3,117,564,011
Transfer out to other plan	(2,234,661)
Net increase	3,115,329,350

Net assets available for benefits:
Beginning of year	11,668,554,115
End of year	$14,783,883,465
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2019

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company or Plan sponsor). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan, unless they choose a different deferral rate or make an affirmative election not to participate. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their 401(k) Savings Plan Discretionary Intel Contribution Account.
The Company received a favorable private letter ruling for the Intel Pension Plan from the Internal Revenue Service (IRS) in October 2014. As of January 1, 2015, the Company froze future benefit accruals in the Intel Pension Plan to all employees at or above a specific grade level, and generally covering all highly compensated employees in the Intel Pension Plan. Starting in 2016, the impacted employees began receiving discretionary employer contributions in the Plan, instead of the Intel Contribution Plan.
Prior to January 1, 2019 the Intel Pension Plan, Intel Contribution Plan and the Plan participated in the Intel Corporation Retirement Plans Master Trust (Master Trust). Subsequent to that date, the Master Trust was dissolved and a separate trust was created for the Plan. All assets were transferred from the Master Trust to the new trust.
Effective January 1, 2019, the Plan was amended to modify certain rollover, distribution, and hardship provisions of the Plan.
The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Trustee
Through January 1, 2019, State Street Bank and Trust Company (State Street) was the trustee for the Plan and the Master Trust and held substantially all of the investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company was the sub-trustee.
On January 1, 2019, the Master Trust was dissolved and replaced with a separate new trust for the Plan. State Street continues to be the trustee for the Plan and holds substantially all of the investments of the Plan or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.
Administration of the Plan
The Company’s Chief Financial Officer appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of the Plan assets. Fidelity Workspace Services LLC (Fidelity) is the Plan’s record keeper.
Contributions and Participant Accounts
Participant Contributions
Eligible participants may make pre-tax deferrals, after-tax Roth 401(k) deferrals, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual IRS limits. Such deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Employees hired on or after January 1, 2011 but prior to January 1, 2013 were automatically enrolled and deemed to have elected pre-tax deferrals in an amount equal to 3% of compensation, with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of compensation, as defined, unless otherwise elected. Employees hired on or after January 1, 2013 are automatically enrolled and deemed to have elected pre-tax deferrals in an amount equal to 6% of compensation with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of compensation, unless otherwise elected. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.
Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.
Participant Accounts
Each participant's account is credited with the participant's contributions, an annual discretionary Intel Contribution and Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.
Vesting
Participants are immediately 100% vested with respect to employee deferrals and related earnings.
Participants vest in their Discretionary Intel Contribution Account according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The value of each participant’s account becomes 100% vested when the participant reaches age 60 or upon death while actively employed, or upon total and permanent disability. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture.
For participants who withdrew from the Plan during 2019, unvested account balances of approximately $4,255,000 were forfeited during the year ended December 31, 2019. The Company considered these forfeited amounts in determining the Company contribution for 2019.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined in the plan document), participants may withdraw amounts from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid as a single lump-sum distribution, monthly annuity payments (only pre-tax sources), partial distribution (not available to beneficiaries), or may request that the Plan make a direct rollover distribution to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $2,234,661 for the year ended December 31, 2019.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from the Plan and the Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from the Plan, the Intel Contribution Plan or a combination of both. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio to which their accounts provided funding for the loan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Investment Valuation
Prior to January 1, 2019, a portion of the investments of the Plan were held in the Master Trust, which consisted of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. Prior to January 2, 2018, the Master Trust included multiple master trust investment accounts. Effective January 2, 2018, the Plan’s investments held in the master trust investment accounts were transferred to units of participation in collective investment trust funds held within a proprietary collective investment trust, the Intel Retirement Plans Collective Investment Trust (the CIT Trust), which was established by Global Trust Company. The Plan, the Intel Pension Plan and the Intel Contribution Plan are participating plans in the CIT Trust.
The Global Trust Company is the trustee and investment manager of each collective investment trust fund offered by the CIT Trust. The Plan’s interest in each collective investment trust fund offered by the CIT Trust was held within the Master Trust until January 1, 2019. Effective January 1, 2019, the Master Trust was dissolved and a separate trust was created for the Plan. The Plan's interest in each collective investment trust fund offered by the CIT Trust was transferred from the Master Trust to the new trust.
Investments held in the Master Trust and the Plan are stated at fair value. See Note 4, "Fair Value," for discussion on fair value measurements.
The fair value of corporate stocks, exchange traded funds and mutual funds are valued at quoted prices in an active market.
The fair value of participation units in the collective investment trust funds and common collective trust funds, from here on termed collective trust funds, are valued using net asset value (NAV) of units held. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. There are no future commitments on any of the collective trust funds.
Income Recognition
Net realized and unrealized appreciation (depreciation) in fair value of investments includes the net realized gain (loss) on investments sold during the year and the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year.
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Company pays the expenses for administration of the Plan.
Contributions
Participant deferrals are accrued when withheld from the participants' salary. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify fair value disclosures. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.
3. Investments
The Plan holds investments in its own trust and through participation in the Master Trust through January 1, 2019. Effective January 1, 2019, the Master Trust was dissolved and a separate trust was created for the Plan. All assets were transferred from the Master Trust to the new trust.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Master Trust Investments
The Plan's interest in the net assets of the Master Trust was approximately 47% at December 31, 2018. The net assets of the Master Trust that the Plan participated in as of December 31, 2018 was $11,765,490,850, which was fully invested in collective investment trust funds.

4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$640,326,261	$—	$640,326,261
Mutual funds	847,843,870	—	847,843,870
Self-directed brokerage accounts	1,418,529,133	—	1,418,529,133
Collective trust funds	—	11,448,252,418	11,448,252,418
Total investments, at fair value	$2,906,699,264	$11,448,252,418	$14,354,951,682

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value held outside of the Master Trust as of December 31, 2018.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$524,701,006	$—	$524,701,006
Mutual funds	668,293,330	—	668,293,330
Self-directed brokerage accounts	1,072,189,333	—	1,072,189,333
Collective trust funds	—	3,433,307,297	3,433,307,297
Total investments, at fair value	$2,265,183,669	$3,433,307,297	$5,698,490,966
The assets measured at fair value within the Master Trust consisted of collective investment trust funds measured at net asset value with a balance of $11,765,490,850 as of December 31, 2018.
Assets Reported at Net Asset Value
The following table summarizes investments held by the Plan measured at fair valued based on net asset value per share as of December 31, 2019 and 2018, respectively.

	2019	2018	Redemption Period	Redemption Notice
Collective trust funds	$11,448,252,418	$3,433,307,297	Daily	0-5 days

The following table summarizes investments of the Master Trust measured at fair value based on net asset value per share as of December 31, 2018.

	2018	Redemption Period	Redemption Notice
Collective investment trust funds	$11,765,490,850	Daily	Daily

5. Party-In-Interest Transactions
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2019, the Plan made purchases of the Company’s common stock of $28,853,887 and sales and distributions totaling $56,745,004. In addition, the Plan holds investments managed by affiliates of Fidelity and State Street, which also qualify as party-in-interest transactions. As of December 31, 2019 and 2018, the Plan held $2,276,890,979 and $1,175,983,884, respectively, of investments managed by affiliates of Fidelity and $339,832 and $219,016, respectively, of investments managed by State Street.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The Plan also invests in collective investment trust funds within the CIT Trust, a proprietary collective investment trust, which qualifies as party-in-interest transactions. As of December 31, 2019, the Plan held $6,695,604,686 in collective investment trust funds within the CIT Trust.
6. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments.
The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the Intel Stock Fund. Policies have been established by the IPC to limit the Plan’s risk exposure through prudent diversification and investment of the Plan’s assets.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
8. Income Tax Status
The Plan received a determination letter dated October 16, 2015 from the IRS stating that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. The Plan was under audit for the years 2011 to 2017. The audit was closed in April of 2020.
9. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2019	2018

Net assets available for benefits per the financial statements	$14,783,883,465	$11,668,554,115
Amounts allocated to withdrawing participants	(2,397,021)	(622,312)
Net assets available for benefits per the Form 5500	$14,781,486,444	$11,667,931,803
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2019 to the Form 5500:

Benefits paid to participants per the financial statements	$582,437,051
Less: Amount allocated to withdrawing participants at December 31, 2018	(622,312)
Add: Amount allocated to withdrawing participants at December 31, 2019	2,397,021
Benefits paid to participants per the Form 5500	$584,211,760
Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
11. Subsequent Events
Effective January 1, 2020, the Company discontinued discretionary contributions to the Plan for the plan years 2020 and beyond. Effective January 1, 2020, the Plan added matching employer contributions with immediate eligibility and vesting. The matching contribution made each payroll period between January 1 and December 31, 2020 is 200% of each eligible employee’s eligible deferrals up to 5% of eligible earnings.  The matching contribution made each payroll period after 2020 is 100% of each eligible employee’s eligible deferrals up to 5% of eligible earnings. The Plan was also amended to allow for after-tax contributions with Roth in-Plan conversions.

Subsequent to December 31, 2019, the global pandemic related to the Coronavirus outbreak has caused significant disruption to businesses resulting in a global economic slowdown with governments around the world taking actions to curtail the spread of the disease. Global equity and fixed income markets have experienced significant uncertainty and volatility. The duration and magnitude of the impact of the outbreak and the impact on the economy are not known at this time. The financial effect on the Plan is not included in the financial statements as of and for the year ended December 31, 2019.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Effective April 2020, Coronavirus Related Distributions, as defined in the CARES Act, were added to the Plan. In addition, eligible participants were given the ability to defer participant loan repayments. The CARES Act allows for utilization of these provisions immediately, but requires formal adoption of the amendment no later than the last day of the plan year beginning on or after January 1, 2022.

Supplemental Schedule

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund		$288,290,882
	Dodge & Cox Stock Fund		418,621,535
	Invesco AIM Government and Agency		140,931,453
	Total mutual funds		847,843,870

	Collective trust funds:
	Vanguard Institutional Index Fund		1,885,395,614
	BlackRock U.S. Debt Index Fund F		481,299,563
	BlackRock 2500 Index Fund F		610,425,100
	BlackRock ACWI EX US IMI Index Fund		175,785,762
*	Fidelity Growth Company Fund		1,187,690,748
*	Fidelity Low-Priced Stock Fund		412,050,945
*	Intel Retirement Plans Collective Investment Trust
	Intel Target Date Income Fund		44,695,427
	Intel Target Date 2005 Fund		13,586,745
	Intel Target Date 2010 Fund		35,595,330
	Intel Target Date 2015 Fund		163,622,029
	Intel Target Date 2020 Fund		533,428,165
	Intel Target Date 2025 Fund		1,086,097,515
	Intel Target Date 2030 Fund		1,111,534,033
	Intel Target Date 2035 Fund		1,286,215,295
	Intel Target Date 2040 Fund		704,606,824
	Intel Target Date 2045 Fund		597,195,539
	Intel Target Date 2050 Fund		320,622,652
	Intel Target Date 2055 Fund		115,212,697
	Intel Global Diversified Fund		60,275,243
	Intel Stable Value Fund		622,917,192
	Total Intel Retirement Plans Collective Investment Trust		6,695,604,686
	Total collective trust funds		11,448,252,418

	Self-directed brokerage accounts		1,418,529,133

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Intel Corporation		640,326,261

	Total investments		$14,354,951,682

*	Participant loans	Interest at 4.25% - 6.50%, maturing through 2030	$94,368,258

Column (d) for cost has been omitted as all investments are participant-directed.
* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN

Date: June 11, 2020	By: /s/ DawnDee Hankel

DawnDee Hankel
Vice President Finance Corporate Accounting Controller